UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100

(CUSIP Number)

Marcus Karia, Group Finance Director

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,369,866 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,369,866 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,369,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The 3,369,866 ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), beneficially owned consists of 2,736,533 Ordinary Shares and 633,333 American Depositary Shares (“ADSs”), which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage set forth on the cover sheets is calculated based on 52,298,876 Ordinary Shares outstanding as of September 30, 2020, as set forth in Exhibit 99.1 to Autolus Therapeutic plc’s (the “Issuer”) Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2020 (the “Form 6-K”).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,369,866 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,369,866 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,369,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The 3,369,866 Ordinary Shares beneficially owned consists of 2,736,533 Ordinary Shares and 633,333 ADSs, which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(1)	This percentage set forth on the cover sheets is calculated based on 52,298,876 Ordinary Shares outstanding as of September 30, 2020, as reported in Exhibit 99.1 to the Issuer’s Form 6-K.

This amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2018 (the “Original Schedule 13D”) by the Reporting Persons relating to the ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), and the American Depositary Shares, each representing one Ordinary Share (the “ADSs” and together with the Ordinary Shares, the “Shares”) of Autolus Therapeutics plc, a company organized under the laws of England and Wales (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the aggregate percentage of Shares of the Issuer owned by the Reporting Persons due to changes caused by the issuance of additional Shares by the Issuer since the date of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph and by amending Item 5(a) as follows:

The information reported below is based on a total of 52,298,876 Ordinary Shares outstanding as of September 30, 2020, as set forth in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Commission on November 5, 2020. This Amendment is being filed to update the aggregate percentage of Shares of the Issuer owned by the Reporting Persons due to changes caused by the issuance of additional Shares by the Issuer since the date of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Arix Plc specifically disclaims beneficial ownership any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to delete in its entirety the section titled “Board Representation.” Dr. Joseph Anderson, a member of the Board of Directors of the Issuer, previously served as Chief Executive Officer and a member of the Board of Directors of Arix Plc, but as of October 3, 2020 is no longer employed by, or a member of the Board of Directors of, Arix Plc or any of its subsidiaries.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Naseem Amin	Director	United Kingdom	Executive Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Mark Breuer	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Giles Kerr	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom